

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 30, 2015

Kent B. Wilson
Chief Executive Officer
Alpine 4 Technologies Ltd.
15589 N. 77th Street, Suite B
Scottsdale, AZ 85260

      Re: Alpine 4 Technologies Ltd.
            Amendment No. 3 to Registration Statement on Form S-4
            Filed October 21, 2015
            File No. 333-199840

Dear Mr. Wilson:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2015 letter.

Authorized Capital Stock

Preferred Stock, page 67

1.   We note your intention to issue 500,000 shares of to-be-created Series B Preferred Stock. Please expand your current preferred stock disclosures to describe the actual or anticipated rights, preferences, voting rights, etc. of this new class of issued stock.

<u>Execution of Membership Interest Purchase Agreement for Clean Choice Solar, LLC, Future
Closing of Transaction, page 42</u>

2.   Please disclose whether or not management believes it is probable that the acquisition of
        CCS will be consummated. Also disclose the timing of the acquisition and clarify
        whether it will be before or after the consummation of the transaction with AutoTek, Inc.

3.   Disclose to the total fair value of the CCS purchase consideration.

4.   With respect to the acquisition of CCS, please provide us your tests of significance
        prepared pursuant to 8-04 of Regulation S-X.

<u>Execution of Stock Purchase Agreement for Paragon Fabricators Incorporated and Paragon Field
Services, Inc., Future Closing of Transaction, pages 45 – 47</u>

5.   Please disclose whether or not management believes it is probable that the acquisition of
        Paragon will be consummated. Also disclose the timing of the acquisition and clarify
        whether it will be before or after the consummation of the transaction with AutoTek, Inc.

6.   Disclose to the total fair value of the Paragon purchase consideration.

7.   With respect to the acquisition of Paragon, please provide us your tests of significance
        prepared pursuant to 8-04 of Regulation S-X.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact William Mastrianna,
Attorney-Adviser, at (202) 551-3778, or Paul Fischer, Attorney-Adviser, at (202) 551-3415, or
me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Robert S. Littlepage, for

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications

cc: C. Parkinson Lloyd, Esq.
        Kirton McConkie PC